                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 1
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                         Alliance Gaming Corporation
                             (Name of Issuer)


                        Common Stock, $.10 par value
                      (Title of Class of Securities)


                                 364654 10
                               (CUSIP Number)


                      Kirkland Investment Corporation
                             9 West 57th Street
                         New York, New York  10019
                  Attention:  Joel Kirschbaum, President
                              (212) 888-2399

                              with a copy to:


             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                        New York, New York  10022
                     Attention:  Abbe Dienstag, Esq.
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 42
                Exhibit Index Appears on Page 22

PAGE

                      SCHEDULE 13D
CUSIP No. 364654 10
                                            Page 2 of 42
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          Joel Kirschbaum

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                       (a)  /X/

         See Item 5                           (b)  /_/

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          PF, AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /_/



          United States of America

                         7)   SOLE VOTING POWER
                              1,333,333      See Items 4 and 5
      NUMBER
      OF                 8)   SHARED VOTING POWER
      SHARES                  -0-
      BENEFICIALLY
      OWNED BY           9)   SOLE DISPOSITIVE POWER
      EACH                    1,333,333      See Items 4 and 5
      REPORTING

      PERSON             10)  SHARED DISPOSITIVE POWER
      WITH                    -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            1,333,333                        See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%

14)   TYPE OF REPORTING PERSON
             IN

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 3 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

                Kirkland Investment Corporation

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                          (a)  /X/

                See Item 5                       (b)  /  /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC, AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7)   SOLE VOTING POWER
                         1,333,333              See Items 4 and 5
      NUMBER
      OF            8)   SHARED VOTING POWER
      SHARES             -0-
      BENEFICIALLY
      OWNED BY      9)   SOLE DISPOSITIVE POWER
      EACH               1,333,333              See Items 4 and 5
      REPORTING
      PERSON        10)  SHARED DISPOSITIVE POWER
      WITH               -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,333,333                                 See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%

14)   TYPE OF REPORTING PERSON
             CO

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 4 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

          Kirkland-Ft. Worth Investment Partners, L.P.

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /X/

                     See Item 5                   (b)  / /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
         WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                         7)     SOLE VOTING POWER
                                1,333,333       See Items 4 and 5
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    -0-
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      1,333,333       See Items 4 and 5
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,333,333                            See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%

14)   TYPE OF REPORTING PERSON
             PN

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 5 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          Gaming Systems Advisors, L.P.

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /X/

              See Item 5                          (b)  / /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             Not applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7)     SOLE VOTING POWER
                                -0-             See Items 4 and 5
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    -0-
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      -0-             See Items 4 and 5
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
              -0-                         See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   Not applicable

14)   TYPE OF REPORTING PERSON
             PN

PAGE

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 6 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

      Craig Fields

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /X/

              See Item 5                          (b)  / /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             Not applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                         7)     SOLE VOTING POWER
                                62,500          See Items 4 and 5
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    -0-
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      62,500          See Items 4 and 5
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
              62,500                      See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Less than 1%

14)   TYPE OF REPORTING PERSON
             IN

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 7 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

      Jay R. Gottlieb

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /X/

              See Item 5                          (b)  / /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             Not applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                         7)     SOLE VOTING POWER
                                118,333         See Items 4 and 5
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    -0-
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      118,333         See Items 4 and 5
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
              118,333                     See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Less than 1% (assuming the conversion of the outstanding shares of Convertible Special
              Stock)

14)   TYPE OF REPORTING PERSON
             IN

                      SCHEDULE 13D
CUSIP No. 364654 10                           Page 8 of 42

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

      David Robbins

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /X/

              See Item 5                          (b)  / /

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             Not applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                         7)     SOLE VOTING POWER
                                20,000          See Items 4 and 5
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    -0-
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      20,000          See Items 4 and 5
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
              20,000                      See Items 4 and 5

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Less than 1%

14)   TYPE OF REPORTING PERSON
             IN

                      SCHEDULE 13D
                                               Page 9

Introduction

          This Statement amends and restates the Schedule 13D, dated June 23, 1994, filed by Joel Kirschbaum, Kirkland Investment Corporation, a Delaware corporation, Kirkland-Ft. Worth Investment Partners, L.P., a Delaware limited partnership, and Gaming Systems Advisors, L.P., a Delaware limited partnership, with respect to the common stock, par value $.10 per share, of Alliance Gaming Corporation, a Nevada corporation (formerly United Gaming, Inc.).


Item 1.   Security and Issuer.

          This Schedule 13D relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (formerly United Gaming, Inc.) (the "Company"). The address of the Company's principal executive office is 4380 Boulder Highway, Las Vegas, Nevada 89121.


Item 2.   Identity and Background.

          (a)-(c) This Statement is being filed by Joel Kirschbaum, Kirkland Investment Corporation, a Delaware corporation ("KIC"), Kirkland-Ft. Worth Investment Advisors, L.P., a Delaware limited partnership ("KFW"), Gaming Systems Advisors, L.P., a Delaware limited partnership ("GSA"),
Craig Fields, Jay R. Gottlieb and David Robbins (collectively, the "Reporting Persons").

          The business address of each of KIC, KFW, GSA and Mr. Kirschbaum is 9 West 57th Street, New York, New York 10019. The business address of Dr. Fields is 2737 Devonshire Place, N.W., Washington, D.C. 20008. The business address of Mr. Gottlieb is c/o U.S. Capital Corporation, 980 N. Michigan, Suite 1400, Chicago, Illinois 60611. The business address of Mr. Robbins is 919 Third Avenue, New York, New York 10022.

          KFW is a limited partnership established for the purpose of acquiring, holding, investing in and disposing of securities of private and public corporations or other entities, including the Common Stock. KIC is the sole general partner of KFW, and its sole business is holding the general partnership interest in KFW and conducting ancillary activities. GSA is a limited partnership established for the purpose of rendering advisory services to the Company in respect of financing and other transactions. The sole general partner of GSA is GSA,

Inc., a Delaware corporation. Joel Kirschbaum is the sole stockholder, director and officer of KIC and GSA, Inc. His occupation is as director of and an advisor to the Company and in managing the businesses of KFW, KIC, GSA and GSA, Inc.

          Dr. Fields is Vice Chairman of the Board of the Company.

          Mr. Gottlieb is a director and Executive President of the Company.

          Mr. Robbins is an attorney engaged in the private practice of law and a director of the Company.

          (d)-(e) During the last five years, none of the Reporting Persons or GSA, Inc. has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)   KFW and GSA are Delaware limited partnerships.
KIC and GSA, Inc. are Delaware corporations.  Mr. Kirschbaum,
Dr. Fields, Mr. Gottlieb and Mr. Robbins are citizens of the
United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          The source of funds for the investment by Mr. Kirschbaum, KIC and KFW in the Common Stock is equity capital in KFW. Mr. Kirschbaum, KIC and KFW invested in the aggregate $5,000,000 in the Company in exchange for 1,333,333 shares of Special Stock (as defined in Item 4 below) and KFW Warrants (as defined in Item 4 below) to acquire 2,750,000 shares of Common Stock, all of which was paid by KFW. Of such $5,000,000, 25% was contributed by KIC and 75% was contributed by the sole limited partner in KFW. Mr. Kirschbaum initially provided all of the funds for KIC's portion of KFW's investment in the Common Stock. GSA is not presently deemed to own shares of Common Stock. See
Item 4 and Item 6 with respect to certain warrants to acquire Common Stock held by GSA, options and warrants to acquire
Common Stock held by Dr. Fields and options to acquire Common Stock and warrants held by Messrs. Gottlieb and Robbins.

Item 4.   Purpose of Transaction.

          On September 21, 1993, KFW, KIC and the Company consummated the transactions contemplated by a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, KFW acquired (a) 1,333,333 shares of Non-Voting Junior Convertible Special Stock of the Company (the "Special Stock") and (b) warrants to acquire 2,750,000 shares of Common Stock, allocated in three equal series (the "KFW Warrants"; together with the Special Stock, the "Securities"), for an aggregate investment in the Company of $5,000,000. Each share of Special Stock is convertible into one share of Common Stock, subject to customary anti-dilution adjustments. The KFW Warrants have an exercise price of $1.50 per share, subject to customary anti-dilution adjustments, and have a term of six years from the date of issuance, which is September 21, 1994. One third of the KFW Warrants are exercisable so long as the Common Stock has traded above $11 per share for a specified period of time; one third are exercisable so long as the Common Stock has traded above $13 per share for a specified period; and one third are exercisable so long as the Common Stock has traded above $15 per share for a specified period. Based on the trading price of the Common Stock, none of the KFW Warrants is presently exercisable.

           Pursuant to the Purchase Agreement and the Stockholders Agreement referred to below, neither the Special Stock nor the KFW Warrants could be converted into Common Stock until the earlier to occur of (a) KIC (and certain of its affiliates or related persons) having obtaining all applicable gaming licenses in connection with such conversion and (b) a determination having been made that such licensing is not necessary. KIC and such affiliates and related persons (including Mr. Kirschbaum) obtained such licensing from the Nevada Gaming Commission on June 23, 1994; accordingly, the Special Stock held by KIC is presently convertible into Common Stock.

          Also on September 21, 1993, KFW, KIC, GSA and Alfred H. Wilms executed a Stockholders Agreement (the "Stockholders Agreement") relating to the Securities, certain warrants held and hereafter to be held by GSA (the "GSA Warrants") and shares of Common Stock, warrants and options convertible into shares of Common Stock held by Mr. Wilms. The Stockholders Agreement was amended on October 20, 1994 to modify certain provisions relating to the election of directors of the Company.

          Pursuant to the Stockholders Agreement, as amended, Mr.
Wilms (who is the owner of Common Stock and equivalents representing approximately 7,034,000 shares of Common Stock),

KFW, KIC and GSA have agreed to vote their shares such that the Board of Directors of the Company will consist of four persons designated by KIC, one person designated by Mr. Wilms and two directors designated by a majority of the Board of Directors. The Stockholders Agreement, as amended, also provides that Mr. Wilms may designate two persons (the "Advisors") who shall be observers of, and advisors to, the Board of Directors and who will be entitled to attend all of the Company's Board of Directors' meetings and receive all information furnished to members of the Board. Mr. Wilms and/or at least one Advisor will be entitled to attend all meetings of the committees of the Company's and its subsidiaries' Board of Directors. The voting agreements between Mr. Wilms and KIC will terminate upon the earlier of (i) September 21, 1997 and (ii) the date that both
(a) KIC and its permitted transferees and (b) Mr. Wilms and his permitted transferees each own in the aggregate Company securities representing less than 5% of the Company's fully diluted Common Stock; provided, that in the event the average closing price of a share of Common Stock has not traded at or above $15 per share for any thirty consecutive trading day period during the 15-month period prior to the earlier of the dates described in clauses (i) and (ii), above, then, as soon as practicable after September 21, 1997, KIC and Mr. Wilms use their best efforts to cause the Board of Directors to consist of four designees of KIC and three designees of Mr. Wilms. Mr.
Steve Greathouse and Dr. Fields currently serve as directors of the Company pursuant to the foregoing arrangements.

          KFW and KIC intend to transfer a portion of the Special Stock and KFW Warrants to certain unaffiliated persons, as described in Item 6 (including sales on substantially similar terms to those described in Item 6); KFW intends that it ultimately may distribute the remaining Special Stock and KFW Warrants to KFW's direct or indirect partners. Other than as described in this Item 4 and in Item 6, Mr. Kirschbaum, KIC and KFW intend to hold the Special Stock and KFW Warrants owned by them for investment purposes and have no present intention to dispose of such securities, except that the Reporting Persons may from time to time hereafter cause the Special Stock to be converted into shares of Common Stock.

          GSA presently holds GSA Warrants to acquire 1,250,000 shares of Common Stock, which it acquired pursuant to the terms of an Advisory Agreement, dated June 25, 1993, among GSA, the Issuer and Mr. Wilms (the "GSA Advisory Agreement"). GSA has to date earned certain additional GSA Warrants (the exact amount of which has not yet been finally determined) and may in the future earn additional GSA Warrants in respect of future transactions. None of the GSA Warrants are presently exercisable.

          Pursuant to the GSA Advisory Agreement, the Company has retained GSA to assist the Company in identifying potential investors in the Company, in negotiating and obtaining financing for the Company and in identifying opportunities for acquisitions, dispositions, joint ventures and other similar transactions. The term of the GSA Advisory Agreement presently extends until the later of two years from the date of the Stockholders Agreement and the Licensing Date. As compensation for the services to be provided by GSA, the Company has agreed to issue GSA Warrants to GSA upon the consummation of certain transactions. GSA Warrants to acquire a maximum of 2.25 million shares of Common Stock, subject to customary anti-dilution provisions, may be issued to GSA under the GSA Advisory Agreement, which number may be increased to 3.75 million shares in the event of a special strategic transaction, as defined in the GSA Advisory Agreement. The GSA Warrants have an exercise price of $1.50 per share, subject to customary anti-dilution adjustments, and have a term of six years from their date of issuance (which date, in respect of the GSA Warrants heretofore issued, is September 21, 1993). One third of the GSA Warrants are exercisable so long as the Common Stock has traded above $11 per share for a specified period of time; one third are exercisable so long as the Common Stock has traded above $13 per share for a specified period; and one third are exercisable so long as the Common Stock has traded above $15 per share for a specified period. GSA Warrants to acquire 1,250,000 shares of Common Stock were issued to GSA on September 21, 1993. GSA is entitled to receive additional GSA Warrants in respect of certain transactions heretofore consummated, although the number of shares of Common Stock issuable upon exercise thereof has not yet been determined. A copy of the GSA Advisory Agreement is filed as an Exhibit to this Schedule 13D and incorporated in this Item by reference.

          Pursuant to an Agreement, dated as of September 1, 1994, between Dr. Fields and the Company, the Company granted to Dr. Fields options to acquire 250,000 shares of Common Stock.
A copy of Dr. Fields' Agreement is filed as an Exhibit to this
Schedule 13D and incorporated in this Item by reference. Such options have an exercise price of $5-3/4 per share and expire on August 31, 1999. Options to acquire 62,500 shares of Common Stock are currently exercisable, and options to acquire 62,500 shares of Common Stock vest on each of August 31, 1995, August 31, 1996 and August 31, 1997. Dr. Fields will be entitled to receive options to purchase an additional 150,000 shares of Common Stock in the event that prior to the termination of his

Agreement on August 31, 1997 (or earlier in accordance with the provisions thereof) the Company enters into a "Strategic Transaction" (as such term is defined in the Agreement). The exercise price for such options would be based on the market price for the Common Stock during a specified period preceding the first public announcement of the Strategic Transaction.

          Dr. Fields' Agreement also provides for the grant to Dr. Fields of warrants (the "Fields Warrants") to acquire 250,000 shares of Common Stock. The Fields Warrants, which are issued pursuant to a Warrant Agreement, dated as of September 1, 1994, between Dr. Fields and the Company, have an exercise price, subject to anti-dilution adjustment, of $1.50 per share, are allocated in three equal series, as described above with respect to the KFW Warrants, and otherwise have substantially the same terms as the KFW Warrants. Under the terms of Dr. Fields' Agreement, Fields Warrants to acquire 62,500 shares of Common Stock are currently vested, and Fields Warrants to acquire 62,500 shares of Common Stock will vest on each of August 31, 1995, August 31, 1996 and August 31, 1997. Based on the trading price of the Common Stock, none of the Fields Warrants are presently exercisable. The Agreement provides that Dr. Fields will vote all securities of the Company issued or delivered to him in connection with his engagement by the Company at all regular or special meetings of stockholders for the election of directors as directed and required by KIC pursuant to the Stockholders Agreement.

          Mr. Jay Gottlieb owns 30,000 shares of Common Stock and was granted by the Company options to acquire 300,000 shares of Common Stock. Such options have an exercise price of $5-3/4 per share and expire on July 14, 2004. Options to acquire 75,000 shares of Common Stock are currently exercisable and options to acquire 75,000 shares vest on each of July 14, 1995, July 14, 1996 and July 14, 1997. In addition, Mr. Gottlieb has entered into an option agreement (the "Gottlieb-KFW Option Agreement") with KFW pursuant to which Mr. Gottlieb has the option to acquire from KFW 13,333 shares of Special Stock and 27,500 KFW Warrants (apportioned in equal amounts among each of the three series of such warrants), or any cash, securities, property or other assets or rights that such shares of Special Stock or KFW Warrants may be converted into or exercised or exchanged for, at an exercise price of $50,000. The option may be exercised by Mr. Gottlieb, in whole and not in part, from and after May 9, 1995 for a period of five years; provided, however, that the option will cease to become exercisable on the earlier of (i) the date which is 30 days after the date on which KFW shall have transferred or disposed of for cash to unaffiliated third parties certain of the covered securities and (ii) 30 days after the date on which KFW gives notice that the option is being

PAGE
terminated, so long as the termination date is after May 9, 1995. A form of the Gottlieb-KFW Option Agreement is filed as an Exhibit to this Schedule 13D and incorporated in this Item by reference. The Gottlieb-KFW Option Agreement requires Mr. Gottlieb, upon exercise of the option, to execute an agreement to be bound by the terms of the Stockholders Agreement, and to vote the securities deliverable upon exercise of the option and other securities which he may obtain upon exercise, exchange or conversion thereof (but not other securities issued by the Company and owned by him), as directed by KIC.

          Mr. David Robbins has entered into an amended and restated option agreement with KFW (the "Robbins-KFW Option Agreement"), pursuant to which Mr. Robbins has the option to acquire from KFW an aggregate of 20,000 shares of Special Stock and 41,250 KFW Warrants (apportioned in equal amounts among each of the three series of such Warrants), or any cash, securities, property or other assets or rights that such shares of Special Stock or KFW Warrants may be converted into or exercised or exchanged for, at an aggregate exercise price of $75,000. The terms of the Robbins-KFW Option Agreement are substantially the same as the Gottlieb-KFW Option Agreement, except as provided in the following sentence. The options are exercisable in two parts: in whole but not in part with respect to 10,000 shares of Special Stock and 20,625 KFW Warrants (apportioned in equal amounts among each of the three series of such Warrants) from and after May 9, 1995, as provided with respect to the option of Mr. Gottlieb, and in whole but not in part with respect to 10,000 shares of Special Stock and 20,625 KFW Warrants (apportioned in equal amounts among each of the three series of such Warrants) on similar terms but from each and after September 6, 1995.
A form of the Robbins-KFW Option Agreement is filed as an Exhibit to this Schedule 13D and incorporated in this Item by reference.

          Other than as described above in this Item 4, none of the Reporting Persons have any plans or proposals relating to any of the items described in items (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Kirschbaum, KIC and KFW beneficially own 1,333,333 shares of Common Stock issuable upon conversion of the Special Stock held by KFW, constituting approximately 10.3% of the shares of Common Stock deemed outstanding (based upon 11,629,650 shares of Common Stock outstanding). GSA is presently not deemed to own beneficially any shares of Common Stock.

          Dr. Fields may be deemed to own beneficially 62,500 shares of Common Stock issuable upon exercise of presently exercisable options, constituting less than 1% of the Common
Stock outstanding.

          Mr. Gottlieb may be deemed to own 13,333 shares of Common Stock, representing less than 1% of the Common Stock outstanding, that he may acquire upon exercise of an option to acquire Special Stock, which option is exercisable within 60 days.

          Mr. Robbins may be deemed to own 10,000 shares of Common Stock representing less than 1% of the Common Stock outstanding, that he may acquire upon exercise of an option to acquire Special Stock, which option is exercisable within 60 days.

          (b) By reason of its position as general partner of KFW, KIC may be deemed to possess power to vote and dispose of the Common Stock beneficially owned by KFW. By reason of his being sole stockholder, director and officer of KIC, Mr. Kirschbaum may be deemed to possess power to vote and dispose of the Common Stock beneficially owned by KFW and KIC.

          (c) The Fields Warrants and the options to acquire Common Stock were granted to Dr. Fields by action of the Board of Directors of the Company as of September 1, 1994. Other than as aforesaid, none of the Reporting Persons has effected any transactions in the Common Stock within the preceding 60 days.

          (d) Other than as described in Item 4 or Item 6, no person other than the Reporting Persons at present has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

          (e)  Not applicable.

          The Reporting Persons and Mr. Wilms may be deemed to be a group. Pursuant to Rule 13d-4, the Reporting Persons disclaim beneficial ownership of the Common Stock beneficially owned by Mr. Wilms, GSA disclaims beneficial ownership of the Common
Stock owned by Mr. Kirschbaum, KIC and KFW, and each of KIC, KFW, GSA and Mr. Kirschbaum. Collectively, Dr. Fields, Mr. Gottlieb and Mr. Robbins disclaims beneficial ownership of the stock beneficially owned by any of the others.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

          The Purchase Agreement provides for, among other things, the acquisition by KFW of the Special Stock and the KFW Warrants. The Purchase Agreement provides for customary representations, warranties, indemnification and other provisions, and also provides that KIC, Mr. Kirschbaum and certain other persons shall, subject to certain limitations, give the Company the first right to effect certain transactions in the gaming business that may come to the attention of such persons.
A copy of the Purchase Agreement is filed as an Exhibit to this
Schedule 13D and incorporated in this Item by reference.

          The Stockholders Agreement contains a voting agreement with respect to nomination and election of directors of the Company (see Item 4), certain restrictions on the ability of KFW, KIC, GSA and Mr. Wilms to transfer their shares of Common Stock (or Common Stock equivalents), including mutual rights of first offer in the event of proposed sales of Common Stock or Common Stock equivalents, certain tag-along rights in favor of Mr. Wilms in the event of any proposed transfer of shares of Common Stock by KFW, KIC, GSA and certain other persons and demand and piggy-back registration rights granted to each of KFW, KIC, GSA and Mr. Wilms by the Company. A copy of the Stockholders Agreement is filed as an Exhibit to this Schedule 13D and incorporated in this Item by reference.

          KIC and GSA, Inc. have an agreement with Mr. Anthony L. DiCesare pursuant to which Mr. DiCesare will be entitled to receive 20% of the Securities that KIC would be entitled to receive upon the distribution of such securities by KFW to KIC and 20% of the GSA Warrants that GSA, Inc. would be entitled to receive upon the distribution of GSA Warrants from GSA to GSA, Inc. Mr. DiCesare will also be entitled to receive an additional participation if the return on investment of such Securities were to exceed a certain threshold, but only with respect to such excess. At such time that Mr. DiCesare acquires Securities and GSA Warrants as aforesaid, he will become a party to the Stockholders Agreement and otherwise agree that he will vote and, subject to certain exceptions, dispose of his Securities and GSA Warrants only as directed by KIC. In consideration of the Securities and rights to be purchased by Mr. DiCesare, Mr. DiCesare will issue to KIC a promissory note in the amount of 20% of KIC's original cost in respect of the Securities. In addition, KFW has agreed with L.H. Friend, Weinress & Frankson, Inc. ("L.H. Friend") to sell to such firm 10% of the Securities originally purchased by KFW from the Company for a purchase price of $500,000. At such time that L.H. Friend acquires Securities as aforesaid, it will become a party to the Stockholders Agreement and otherwise agree that it will vote and, subject to certain exceptions, dispose of its Securities only as directed by KIC. A copy of a letter agreement between KFW and L.H. Friend is filed as an Exhibit to this Schedule 13D and incorporated in this Item by reference. KFW may in the future enter into agreements with other persons to sell Securities on similar terms.

         Pursuant to his Agreement, Dr. Fields is required to vote all securities of the Company issued or delivered to him in connection with his engagement by the Company for the election of directors as directed and required by KIC pursuant to the Stockholders Agreement. Pursuant to the Gottlieb-KFW Option Agreement and the Robbins-KFW Option Agreement, Mr. Gottlieb and Mr. Robbins, respectively, have options to acquire shares of Special Stock and KFW Warrants.
See Item 4.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 -- Joint Filing Agreement dated March 29,
1995, among Joel Kirschbaum, KIC, KFW, GSA, Craig Fields, Jay R.
Gottlieb and David Robbins.

          Exhibit 2 -- Securities Purchase Agreement dated as of
September 21, 1993 among KIC, KFW and the Company (previously filed).

          Exhibit 3 -- Stockholders Agreement dated as of
September 21, 1993 among KIC, KFW, GSA, the Company and Mr. Wilms
(previously filed).

          Exhibit 4 -- Form of Warrant Agreement, dated September
21, 1993, pursuant to which the KFW Warrants were issued.
(previously filed).

          Exhibit 5 -- Letter Agreements, dated March 1, 1994 and
July 20, 1993, between KFW and L.H. Friend (previously filed).

          Exhibit 6 -- Advisory Agreement, dated June 25, 1993, among GSA, the Company and Alfred H. Wilms (previously filed).

          Exhibit 7 -- Amendment to Stockholders Agreement, dated as of October 20, 1994, among KIC, KFW, GSA, the Company and Mr.
Wilms (incorporated by reference from Exhibit 4.5 to the Company's Registration Statement on Form S-3, File No. 33-58233).

          Exhibit 8 -- Agreement, dated as of September 1, 1994, between the Company and Dr. Fields (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form
S-3, File No. 33-58233).

          Exhibit 9 -- Warrant Agreement, dated as of September
1, 1994, between the Company and Dr. Fields (incorporated by reference from Exhibit 4.4 to the Company's Registration
Statement on Form S-3, File No. 33-58233).

PAGE

          Exhibit 10 -- Form of Option Agreement, dated as of
November 1, 1994, between Jay Gottlieb and KFW.

          Exhibit 11 -- Form of Amended and Restated Option
Agreement, dated as of March 1, 1995, between David Robbins and
KFW.











PAGE

                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  March 31, 1995


                                 /s/ Joel Kirschbaum
                                      Joel Kirschbaum


                           KIRKLAND INVESTMENT CORPORATION


                               By: /s/  Joel Kirschbaum
                                     Joel Kirschbaum, President


                           KIRKLAND-FT. WORTH INVESTMENT
                           PARTNERS, L.P.

                               By:  Kirkland Investment
                                    Corporation, its sole general
                                    partner



                                    By:  /s/ Joel Kirschbaum
                                           Joel Kirschbaum,
                                            President


                           GAMING SYSTEMS ADVISORS, L.P.

                              By: GSA, Inc., its sole general
                                   partner



                              By: /s/Joel Kirschbaum
                                    Joel Kirschbaum, President

                                 /s/ Craig Fields
                                      Craig Fields


                                 /s/ Jay R. Gottlieb
                                       Jay R. Gottlieb



                                 /s/ David Robbins
                                        David Robbins

PAGE

                                                    Sequentially
Exhibit No.                Description                Numbered
                                                        Page

Exhibit 1      Joint Filing Agreement dated March         24
               29, 1995, among Joel Kirschbaum,
               KIC, KFW, GSA, Craig Fields, Jay R.
               Gottlieb and David Robbins.

Exhibit 2      Securities Purchase Agreement dated
               as of September 21, 1993 among KIC,
               KFW and the Company (previously
               filed).

Exhibit 3      Stockholders Agreement dated as of
               September 21, 1993 among KIC, KFW,
               GSA, the Company and Mr. Wilms
               (previously filed).

Exhibit 4      Form of Warrant Agreement, dated
               September 21, 1993, pursuant to
               which the KFW Warrants were issued.
               (previously filed).

Exhibit 5      Letter Agreements, dated March 1,
               1994 and July 20, 1993, between KFW
               and L.H. Friend (previously filed).

Exhibit 6      Advisory Agreement, dated June 25,
               1993, among GSA, the Company and
               Alfred H. Wilms (previously filed).

Exhibit 7      Amendment to Stockholders
               Agreement, dated as of October 20,
               1994, among KIC, KFW, GSA, the
               Company and Mr. Wilms (incorporated
               by reference from Exhibit 4.5 to
               the Company's Registration
               Statement on Form S-3, File No.
               33-58233).

Exhibit 8      Agreement, dated as of September 1,
               1994, between the Company and Dr.
               Fields (incorporated by reference
               from Exhibit 4.3 to the Company's
               Registration Statement on Form S-3,
               File No. 33-58233).


PAGE

                                                    Sequentially
Exhibit No.                Description                Numbered
                                                        Page

Exhibit 9      Warrant Agreement, dated as of
               September 1, 1994, between the
               Company and Dr. Fields
               (incorporated by reference from
               Exhibit 4.4 to the Company's
               Registration Statement on Form
               S-3, File No. 33-58233).

Exhibit 10     Form of Option Agreement, dated as         26
               of November 1, 1994, between Jay
               Gottlieb and KFW.

Exhibit 11     Form of Amended and Restated Option        34
               Agreement, dated as of March 1,
               1995, between David Robbins and KFW.